Exhibit 99.10
CERTIFICATION
REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND
SECTION 1350 OF CHAPTER 63 OF TITLE 18
OF THE UNITED STATES CODE
     Agrium Inc. (the “Company”) is filing its annual report on Form 40-F/A for the fiscal year ended December 31, 2008 (the “Report”) with the United States Securities and Exchange Commission.
     I, Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: September 10, 2009

/s/ Bruce G. Waterman
Bruce G. Waterman
Senior Vice President, Finance & Chief Financial Officer